Exhibit 99.4

WIPRO LIMITED

CIN: L32102KA1945PLC020800 ; Registered Office : Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru - 560035, India

Website: www.wipro.com ; Email id – info@wipro.com ; Tel: +91-80-2844 0011 ; Fax: +91-80-2844 0054

STATUTORILY AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE THREE MONTHS AND YEAR ENDED MARCH 31, 2025

UNDER IFRS (IASB)

(₹ in millions, except share and per share data, unless otherwise stated)

	Particulars	Three months ended			Year ended
		March 31, 2025	December 31, 2024	March 31, 2024	March 31, 2025	March 31, 2024
	Income
	a) Revenue from operations	225,042	223,188	222,083	890,884	897,603
	b) Foreign exchange gains/(losses), net	224	410	(128)	32	340
I	Total income	225,266	223,598	221,955	890,916	897,943
	Expenses
	a) Purchases of stock-in-trade	810	459	825	2,967	3,832
	b) Changes in inventories of stock-in-trade	31	318	156	195	278
	c) Employee benefits expense	133,454	133,035	136,255	533,477	549,301
	d) Depreciation, amortization and impairment expense	7,217	6,765	8,405	29,579	34,071
	e) Sub-contracting and technical fees	24,896	25,903	24,318	100,148	103,030
	f) Facility expenses	4,113	3,884	3,727	16,067	14,556
	g) Travel	3,158	3,164	3,349	14,095	15,102
	h) Communication	899	871	956	3,842	4,878
	i) Legal and professional fees	3,133	2,842	2,324	11,270	9,559
	j) Software license expense for internal use	4,951	5,080	4,395	19,338	18,378
	k) Marketing and brand building	917	1,032	667	3,591	3,555
	l) Lifetime expected credit loss/ (write-back)	365	(608)	367	324	640
	m) (Gain)/loss on sale of property, plant and equipment, net	160	77	102	(606)	(2,072)
	n) Other expenses	2,075	1,810	736	5,358	6,736
II	Total expenses	186,179	184,632	186,582	739,645	761,844
III	Finance expenses	3,767	4,146	3,308	14,770	12,552
IV	Finance and other income	11,819	9,708	6,759	38,202	23,896
V	Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	291	5	(202)	254	(233)
VI	Profit before tax [I-II-III+IV+V]	47,430	44,533	38,622	174,957	147,210
VII	Tax expense	11,549	10,866	10,040	42,777	36,089
VIII	Profit for the period [VI-VII]	35,881	33,667	28,582	132,180	111,121
	Other comprehensive income (OCI)
	Items that will not be reclassified to profit or loss in subsequent periods
	Remeasurements of the defined benefit plans, net	124	(231)	(177)	274	82
	Net change in fair value of investment in equity instruments measured at fair value through OCI	(2,943)	(367)	(506)	(3,476)	(473)

	Items that will be reclassified to profit or loss in subsequent periods
	Foreign currency translation differences	1,762	1,853	(844)	7,331	4,219
	Reclassification of foreign currency translation differences on liquidation of subsidiaries to statement of income	(55)	1	(2)	(41)	(198)
	Net change in time value of option contracts designated as cash flow hedges, net of taxes	(94)	269	271	(189)	198
	Net change in intrinsic value of option contracts designated as cash flow hedges, net of taxes	335	(171)	15	146	128
	Net change in fair value of forward contracts designated as cash flow hedges, net of taxes	810	(1,100)	355	(745)	1,655
	Net change in fair value of investment in debt instruments measured at fair value through OCI, net of taxes	352	37	261	963	1,516
IX	Total other comprehensive income for the period, net of taxes	291	291	(627)	4,263	7,127

	Total comprehensive income for the period [VIII+IX]	36,172	33,958	27,955	136,443	118,248
X	Profit for the period attributable to:
	Equity holders of the Company	35,696	33,538	28,346	131,354	110,452
	Non-controlling interests	185	129	236	826	669
		35,881	33,667	28,582	132,180	111,121
	Total comprehensive income for the period attributable to:
	Equity holders of the Company	36,005	33,783	27,781	135,595	117,744
	Non-controlling interests	167	175	174	848	504
		36,172	33,958	27,955	136,443	118,248
XI	Paid up equity share capital (Par value ₹ 2 per share)	20,944	20,938	10,450	20,944	10,450
XII	Reserves excluding revaluation reserves and Non-controlling interests as per balance sheet				807,365	739,433
XIII	Earnings per share (EPS)
	(Equity shares of par value of ₹ 2/- each)
	(EPS for the three months ended periods are not annualized)
	Basic (in ₹)	3.41	3.21	2.71	12.56	10.44
	Diluted (in ₹)	3.39	3.20	2.70	12.52	10.41

1.

The audited consolidated financial results of the Company for the three months and year ended March 31, 2025, have been approved by the Board of Directors of the Company at its meeting held on April 16, 2025. The Company confirms that its statutory auditors, Deloitte Haskins & Sells LLP have issued an audit report with unmodified opinion on the consolidated financial results.

2.

The above consolidated financial results have been prepared on the basis of the audited interim condensed consolidated financial statements for the year ended March 31, 2025 and the audited interim condensed consolidated financial statements for the nine months ended December 31, 2024, which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The figures of last quarter are the balancing figures between audited figures in respect of the full financial year and the published year-to-date figures up to the third quarter of the current financial year. All amounts included in the consolidated financial results (including notes) are reported in millions of Indian rupees (₹ in millions) except share and per share data, unless otherwise stated.

3.

(Gain)/loss on sale of property, plant and equipment for the year ended March 31, 2025, includes gain on relinquishment of the lease hold rights of land, and transfer of building along with other assets of ₹ (885), and for the year ended March 31, 2024 includes gain on sale of immovable properties of ₹ (2,357).

4.

Other expenses are net of reversals of contingent consideration of ₹ 2, ₹ Nil, ₹ 792 for the three months ended March 31, 2025, December 31, 2024 and March 31, 2024, respectively, and ₹ 169 and ₹ 1,300 for the year ended March 31, 2025 and 2024, respectively. Other expenses are net of insurance claim received of ₹ Nil for the three months ended March 31, 2025, December 31, 2024 and March 31, 2024, respectively, and ₹ 1,805 and ₹ Nil for the year ended March 31, 2025 and 2024, respectively.

5.	List of subsidiaries, associate and joint venture as at March 31, 2025 are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Attune Consulting India Private Limited			India
Capco Technologies Private Limited			India
Wipro Technology Product Services Private Limited			India
Wipro Chengdu Limited			China
Wipro Holdings (UK) Limited			U.K.
Wipro HR Services India Private Limited			India
Wipro IT Services Bangladesh Limited			Bangladesh
Wipro IT Services UK Societas			U.K.
	Designit A/S		Denmark
		Designit Denmark A/S	Denmark
		Designit Germany GmbH	Germany
		Designit Oslo A/S	Norway

		Designit Spain Digital, S.L.U	Spain
		Designit T.L.V Ltd.	Israel
	Wipro Bahrain Limited Co. W.L.L		Bahrain
	Wipro Czech Republic IT Services s.r.o.		Czech Republic
	Wipro CRM Services (formerly known as Wipro 4C NV)		Belgium
		Wipro 4C Consulting France SAS	France
		Wipro CRM Services B.V. (formerly known as Wipro 4C Nederland B.V)	Netherlands
		Wipro CRM Services ApS	Denmark
		Wipro CRM Services UK Limited	U.K.
	Grove Holdings 2 S.á.r.l		Luxembourg
		Capco Solution Services GmbH	Germany
		The Capital Markets Company Italy Srl	Italy
		Capco Brasil Serviços E Consultoria Ltda	Brazil
		The Capital Markets Company BV (1)	Belgium
		Capco Consulting Middle East FZE (4)	UAE
	PT. WT Indonesia		Indonesia
	Rainbow Software LLC		Iraq
	Wipro Arabia Limited (2)		Saudi Arabia
		Women’s Business Park Technologies Limited (2)	Saudi Arabia
	Wipro Doha LLC		Qatar
	Wipro Financial Outsourcing Services Limited		U.K.
		Wipro UK Limited	U.K.
	Wipro Gulf LLC		Sultanate of Oman
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro do Brasil Technologia Ltda (1)	Brazil
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro Portugal S.A. (1)	Portugal
		Wipro Solutions Canada Limited	Canada
		Wipro Technologies Limited	Russia
		Wipro Technologies Peru SAC	Peru
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Technology Chile SPA	Chile
		Applied Value Technologies B.V. (5)	Netherlands
	Wipro IT Service Ukraine, LLC		Ukraine
	Wipro IT Services Poland SP Z.O.O		Poland
	Wipro IT Services S.R.L.		Romania
	Wipro Regional Headquarter		Saudi Arabia
	Wipro Technologies Australia Pty Ltd		Australia
		Wipro Ampion Holdings Pty Ltd (1)	Australia
	Wipro Technologies SA		Argentina
	Wipro Technologies SA DE CV		Mexico
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro Technologies SRL		Romania
	Wipro (Thailand) Co. Limited		Thailand
Wipro Japan KK			Japan
Wipro Networks Pte Limited			Singapore
	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia
	Applied Value Technologies Pte Limited (6)		Singapore
Wipro Overseas IT Services Private Limited			India

Wipro Philippines, Inc.			Philippines
Wipro Shanghai Limited			China
Wipro Trademarks Holding Limited			India
Wipro Travel Services Limited			India
Wipro VLSI Design Services India Private Limited			India
Wipro, LLC			USA
	Wipro Gallagher Solutions, LLC		USA
	Wipro Insurance Solutions, LLC		USA
	Wipro IT Services, LLC		USA
		Aggne Global Inc. (3)	USA
		Cardinal US Holdings, Inc.(1)	USA
		Edgile, LLC	USA
		HealthPlan Services, Inc. (1)	USA
		Infocrossing, LLC	USA
		International TechneGroup Incorporated (1)	USA
		Wipro NextGen Enterprise Inc. (1)	USA
		Rizing Intermediate Holdings, Inc. (1)	USA
		Wipro Appirio, Inc. (1)	USA
		Wipro Designit Services, Inc. (1)	USA
		Wipro Telecom Consulting LLC	USA
		Wipro VLSI Design Services, LLC	USA
		Applied Value Technologies, Inc. (7)	USA
Aggne Global IT Services Private Limited (3)			India
Wipro, Inc. (8)			USA
	Wipro Life Science Solutions, LLC (9)		USA

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD’ incorporated in South Africa and Wipro Foundation in India. All the above direct subsidiaries are 100% held by the Company except as mentioned in footnote (2) and (3) below.

(2) Wipro IT Services UK Societas holds 66.67% of the equity securities of Wipro Arabia Limited. Wipro Arabia Limited has acquired 45% of the equity securities of Women’s Business Park Technologies Limited on March 24, 2025 in addition to 55% of the equity securities held.

(3) The Company holds 60% of the equity securities of Aggne Global IT Services Private Limited and Wipro IT Services, LLC holds 60% of the equity securities of Aggne Global Inc.

(4) Capco Consulting Middle East FZE has been incorporated with effect from December 17, 2024 which is 100% held by Grove Holdings 2 S.á.r.l.

(5) Wipro Information Technology Netherlands BV. has acquired 100% of the equity securities of Applied Value Technologies B.V.

(6) Wipro Networks Pte Limited has acquired 100% of the equity securities of Applied Value Technologies Pte Limited

(7) Wipro IT Services, LLC has acquired 100% of the equity securities of Applied Value Technologies, Inc.

(8) Wipro, Inc. has been incorporated as a wholly-owned subsidiary of the Company with the effect from September 30, 2024.

(9) Wipro Life Science Solutions, LLC has been incorporated as a wholly-owned subsidiary of Wipro, Inc. with effect from October 10, 2024.

(1) Step Subsidiary details of Cardinal US Holdings, Inc., HealthPlan Services, Inc., International TechneGroup Incorporated, Wipro NextGen Enterprise Inc., Rizing Intermediate Holdings, Inc., The Capital Markets Company BV, Wipro Ampion Holdings Pty Ltd, Wipro Appirio, Inc., Wipro Designit Services, Inc., Wipro do Brasil Technologia Ltda and Wipro Portugal S.A. are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Cardinal US Holdings, Inc.			USA
	Capco Consulting Services LLC		USA
	Capco RISC Consulting LLC		USA
	The Capital Markets Company LLC		USA

HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance Agency, LLC		USA
International TechneGroup Incorporated			USA
	International TechneGroup Ltd.		U.K.
	ITI Proficiency Ltd		Israel
	MechWorks S.R.L.		Italy
Wipro NextGen Enterprise Inc.			USA
	LeanSwift AB		Sweden
Rizing Intermediate Holdings, Inc.			USA
	Rizing Lanka (Private) Ltd		Sri Lanka
		Attune Netherlands B.V. (11)	Netherlands
	Rizing Solutions Canada Inc.		Canada
	Rizing LLC		USA
		Aasonn Philippines Inc.	Philippines
		Rizing B.V.	Netherlands
		Rizing Consulting Ireland Limited	Ireland
		Rizing Consulting Pty Ltd.	Australia
		Rizing Geospatial LLC	USA
		Rizing GmbH	Germany
		Rizing Limited	U.K.
		Rizing Consulting USA, Inc. (10)	USA
		Rizing Pte Ltd. (11)	Singapore
The Capital Markets Company BV			Belgium
	CapAfric Consulting (Pty) Ltd		South Africa
	Capco Belgium BV		Belgium
	Capco Consultancy (Malaysia) Sdn. Bhd		Malaysia
	Capco Consultancy (Thailand) Ltd		Thailand
	Capco Consulting Singapore Pte. Ltd		Singapore
	Capco Greece Single Member P.C		Greece
	Capco Poland sp. z.o.o		Poland
	The Capital Markets Company (UK) Ltd		U.K.
	The Capital Markets Company GmbH		Germany
		Capco Austria GmbH	Austria
	The Capital Markets Company Limited		Hong Kong
	The Capital Markets Company Limited		Canada
	The Capital Markets Company S.á.r.l		Switzerland
		Andrion AG	Switzerland
	The Capital Markets Company S.A.S		France
	The Capital Markets Company s.r.o		Slovakia
Wipro Ampion Holdings Pty Ltd			Australia
	Wipro Revolution IT Pty Ltd		Australia
	Wipro Shelde Australia Pty Ltd		Australia
Wipro Appirio, Inc.			USA
	Wipro Appirio (Ireland) Limited		Ireland
		Wipro Appirio UK Limited	U.K.
	Topcoder, LLC.		USA
Wipro Designit Services, Inc.			USA
	Wipro Designit Services Limited		Ireland
Wipro do Brasil Technologia Ltda			Brazil
	Wipro do Brasil Servicos Ltda		Brazil
	Wipro Do Brasil Sistemas De Informatica Ltda		Brazil
Wipro Portugal S.A.			Portugal
	Wipro Technologies GmbH		Germany
		Wipro Business Solutions GmbH (11)	Germany
		Wipro IT Services Austria GmbH	Austria

(10) Attune Netherlands B.V transferred its entire shareholding in Rizing Consulting USA, Inc. to Rizing LLC, effective March 31, 2025.

(11) Step Subsidiary details of Attune Netherlands B.V., Rizing Pte Ltd., Wipro Business Solutions GmbH are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Attune Netherlands B.V.			Netherlands
	Rizing Germany GmbH		Germany
	Attune Italia S.R.L		Italy
	Attune UK Ltd.		U.K.
Rizing Pte Ltd.			Singapore
	Rizing New Zealand Ltd.		New Zealand
	Rizing Philippines Inc.		Philippines
	Rizing SDN BHD		Malaysia
	Rizing Solutions Pty Ltd		Australia
Wipro Business Solutions GmbH			Germany
	Wipro Technology Solutions S.R.L		Romania

As at March 31, 2025, the Company held 43.7% interest in Drivestream Inc. and 27% interest in SDVerse LLC, accounted for using the equity method.

The list of controlled trusts are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Foundation	India

6.	Segment Information

The Company is organized into the following operating segments: IT Services and IT Products.

IT Services: The IT services segment primarily consists of IT services offerings to customers organized by four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East and Africa (“APMEA”). Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States of America: communications, media and information services, software and gaming, new age technology, consumer goods, medical devices and life sciences, healthcare, and technology products and services. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America: banking and financial services, energy, manufacturing and resources, capital markets and insurance, and hi-tech. Europe consists of the United Kingdom and Ireland, Switzerland, Germany, Northern Europe and Southern Europe. APMEA consists of Australia and New Zealand, India, Middle East, South East Asia, Japan and Africa.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

Our IT Services segment provides a range of IT and IT enabled services which include digital strategy advisory, customer centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, cloud and infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

The Chief Executive Officer (“CEO”) and Managing Director of the Company has been identified as the Chief Operating Decision Maker as defined by IFRS 8, “Operating Segments”. The CEO of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segments for the three months ended March 31, 2025, December 31, 2024, March 31, 2024, and year ended March 31, 2025 and March 31, 2024 are as follows:

Particulars	Three months ended			Year ended
	March 31, 2025	December 31, 2024	March 31, 2024	March 31, 2025	March 31, 2024
	Audited	Audited	Audited	Audited	Audited
Segment revenue
IT Services
Americas 1	73,721	72,010	67,229	281,824	268,230
Americas 2	68,582	68,120	67,724	271,972	269,482
Europe	58,552	59,282	61,344	240,077	253,927
APMEA	23,598	23,439	24,499	94,351	102,177
Total of IT Services	224,453	222,851	220,796	888,224	893,816
IT Products	813	747	1,159	2,692	4,127
Total segment revenue	225,266	223,598	221,955	890,916	897,943

Segment result
IT Services
Americas 1	16,195	14,966	14,081	58,186	59,364
Americas 2	15,513	15,275	15,791	61,326	59,163
Europe	8,140	7,600	7,933	29,434	33,354
APMEA	3,672	3,667	3,401	12,850	12,619
Unallocated	(4,250)	(2,518)	(5,011)	(10,157)	(20,304)
Total of IT Services	39,270	38,990	36,195	151,639	144,196
IT Products	28	29	143	(173)	(371)
Reconciling Items	(211)	(53)	(965)	(195)	(7,726)
Total segment result	39,087	38,966	35,373	151,271	136,099
Finance expenses	(3,767)	(4,146)	(3,308)	(14,770)	(12,552)
Finance and other income	11,819	9,708	6,759	38,202	23,896
Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	291	5	(202)	254	(233)
Profit before tax	47,430	44,533	38,622	174,957	147,210

Notes:

a)	“Reconciling Items” includes elimination of inter-segment transactions and other corporate activities.
b)	Revenue from sale of Company owned intellectual properties is reported as part of IT Services revenues.
c)

For the purpose of segment reporting, the Company has included the net impact of foreign exchange gains/(losses), net in revenues amounting to ₹ 224, ₹ 410, and ₹ (128) for the three months ended March 31, 2025, December 31, 2024 and March 31, 2024 respectively, ₹ 32 and ₹ 340 for the year ended March 31, 2025 and March 31, 2024, respectively, which is reported under foreign exchange gains/(losses), net in the consolidated financial results.

d)	Restructuring cost of ₹ Nil and ₹ 6,814 for the three months and year ended March 31, 2024, respectively, is included under Reconciling Items.
e)	Reconciling Items for the three months and year ended March 31, 2024 includes employee costs of ₹ 921 towards outgoing CEO and Managing Director.
f)	“Unallocated” within IT Services segment results is after recognition of the below:

	Three months ended			Year ended
	March 31, 2025	December 31, 2024	March 31, 2024	March 31, 2025	March 31, 2024
Amortization and impairment expenses on intangible assets	1,631	1,577	2,569	7,909	11,756
Change in fair value of contingent consideration	(2)	-	(792)	(169)	(1,300)

Segment results of IT Services segment for the three months and year ended March 31, 2024 are after considering additional amortization due to change in estimate of useful life of the customer-related intangibles in an earlier Business combination.

g)

Segment results of IT Services segment are after recognition of share-based compensation expense ₹ 1,195, ₹ 1,712 and ₹ 1,293 for the three months ended March 31, 2025, December 31, 2024 and March 31, 2024, respectively and ₹ 5,542 and ₹ 5,590 for the year ended March 31, 2025 and March 31, 2024 respectively.

h)

Segment results of IT Services segment are after recognition of (gain)/loss on sale of property, plant and equipment of ₹ 160, ₹ 77 and ₹ 102 for the three months ended March 31, 2025, December 31, 2024 and March 31, 2024, respectively, and ₹ (606) and ₹ (2,072) for the year ended March 31, 2025 and March 31, 2024 respectively.

7.

During the year ended March 31, 2025 and 2024, decline in revenue and earnings estimates led to revision of recoverable value of customer-relationship intangible assets and marketing related intangible assets recognized on business combinations. Consequently, the Company has recognized impairment charge of ₹ Nil, ₹ Nil and ₹ 808 for the three months ended March 31, 2025, December 31, 2024 and March 31, 2024, ₹ 1,155 and ₹ 1,701 for the year ended March 31, 2025 and 2024, as part of amortization and impairment.

8.	Buyback of equity shares

During the year ended March 31, 2024, the Company concluded the buyback of 269,662,921 equity shares (at a price of ₹ 445 per equity share) as approved by the Board of Directors on April 27, 2023. This has resulted in a total cash outflow of ₹ 145,173 (including tax on buyback of ₹ 24,783 and transaction costs related to buyback of ₹ 390). In line with the requirement of the Companies Act, 2013, an amount of ₹ 3,768 and ₹ 141,405 has been utilized from share premium and retained earnings respectively. Further, capital redemption reserve (included in other reserves) of ₹ 539 (representing the nominal value of the shares bought back) has been created as an apportionment from retained earnings. Consequent to such buyback, the paid-up equity share capital has reduced by ₹ 539.

Earnings per share for each of the three months ended June 30, 2023, September 30, 2023, December 31, 2023 and March 31, 2024 will not add up to earnings per share for the year ended March 31, 2024, on account of buyback of equity shares.

9.	Issue of bonus shares

During the year ended March 31, 2025, the Company concluded bonus issue in the ratio of 1:1 i.e.1 (one) bonus equity share of ₹ 2 each for every 1 (one) fully paid-up equity shares held (including ADS holders) was approved by the shareholders of the Company on November 21, 2024. Subsequently, on December 4, 2024, the Company allotted 5,232,094,402 equity shares (including ADS) to shareholders who held equity shares as on the record date of December 3, 2024. The Company also allotted 1:1 bonus equity share on 1,274,805 equity shares (including ADS) under allotment as on the record date. Consequently, ₹ 10,467 (representing par value of ₹ 2 per share) was transferred from capital redemption reserves, share premium and retained earnings to the share capital.

Earnings per share for all prior periods have been proportionately adjusted for the bonus issue in the ratio of 1:1 i.e. 1 (one) bonus equity share of ₹ 2 each for every 1 (one) fully paid-up equity shares held (including ADS holders).

10.	Consolidated Balance Sheet:

	As at March 31, 2024	As at March 31, 2025
ASSETS
Goodwill	316,002	325,014
Intangible assets	32,748	27,450
Property, plant and equipment	81,608	80,684
Right-of-Use assets	17,955	25,598
Financial assets
Derivative assets	25	^
Investments	21,629	26,458
Trade receivables	4,045	299
Other financial assets	5,550	4,664
Investments accounted for using the equity method	1,044	1,327
Deferred tax assets	1,817	2,561
Non-current tax assets	9,043	7,230
Other non-current assets	10,331	7,460

Total non-current assets	501,797	508,745

Inventories	907	694
Financial assets
Derivative assets	1,333	1,820
Investments	311,171	411,474
Cash and cash equivalents	96,953	121,974
Trade receivables	115,477	117,745
Unbilled receivables	58,345	64,280
Other financial assets	10,536	8,448
Contract assets	19,854	15,795
Current tax assets	6,484	6,417
Other current assets	29,602	29,128

Total current assets	650,662	777,775

TOTAL ASSETS	1,152,459	1,286,520

EQUITY
Share capital	10,450	20,944
Share premium	3,291	2,628
Retained earnings	630,936	716,477
Share-based payment reserve	6,384	6,985
Special Economic Zone Re-investment reserve	42,129	27,778
Other components of equity	56,693	53,497

Equity attributable to the equity holders of the Company	749,883	828,309
Non-controlling interests	1,340	2,138

TOTAL EQUITY	751,223	830,447

LIABILITIES
Financial liabilities
Loans and borrowings	62,300	63,954
Lease liabilities	13,962	22,193
Derivative liabilities	4	-
Other financial liabilities	4,985	7,793
Deferred tax liabilities	17,467	16,443
Non-current tax liabilities	37,090	42,024
Other non-current liabilities	12,970	17,119
Provisions	-	294

Total non-current liabilities	148,778	169,820

Financial liabilities
Loans, borrowings and bank overdrafts	79,166	97,863
Lease liabilities	9,221	8,025
Derivative liabilities	558	968
Trade payables and accrued expenses	88,566	88,252
Other financial liabilities	2,272	3,878
Contract liabilities	17,653	20,063
Current tax liabilities	21,756	34,481
Other current liabilities	31,295	31,086
Provisions	1,971	1,637

Total current liabilities	252,458	286,253

TOTAL LIABILITIES	401,236	456,073

TOTAL EQUITY AND LIABILITIES	1,152,459	1,286,520

^ Value is less than 0.5

11.	Consolidated statement of cash flows:

	Year ended March 31,
	2024	2025
Cash flows from operating activities
Profit for the year	111,121	132,180
Adjustments to reconcile profit for the year to net cash generated from operating activities:
Gain on sale of property, plant and equipment, net	(2,072)	(606)
Depreciation, amortization and impairment expense	34,071	29,579
Unrealized exchange (gain)/loss, net	655	(623)
Share-based compensation expense	5,584	5,551
Share of net (profit)/loss of associate and joint venture accounted for using equity method	233	(254)
Income tax expense	36,089	42,777
Finance and other income, net of finance expenses	(11,344)	(23,432)
Change in fair value of contingent consideration	(1,300)	(169)
Lifetime expected credit loss	640	324
Other non-cash items	488	—
Changes in operating assets and liabilities, net of effects from acquisitions
(Increase)/Decrease in trade receivables	7,824	1,894
(Increase)/Decrease in unbilled receivables and contract assets	5,919	(1,331)
(Increase)/Decrease in Inventories	287	213
(Increase)/Decrease in other financial assets and other assets	8,869	6,609
Increase/(Decrease) in trade payables, accrued expenses, other financial liabilities, other liabilities and provisions	(435)	548
Increase/(Decrease) in contract liabilities	(5,053)	2,341

Cash generated from operating activities before taxes	191,576	195,601

Income taxes paid, net	(15,360)	(26,175)

Net cash generated from operating activities	176,216	169,426

Cash flows from investing activities:
Payment for purchase of property, plant and equipment	(10,510)	(14,737)
Proceeds from disposal of property, plant and equipment	4,022	1,822
Payment for purchase of investments	(975,069)	(801,582)
Proceeds from sale of investments	978,598	706,520
Payment for business acquisitions including deposits and escrow, net of cash acquired	(5,291)	(964)
Payment for investment in joint venture	(484)	-
Repayment of security deposit for property, plant and equipment	300	(300)
Interest received	20,111	26,212
Dividend received	3	2,299

Net cash generated from/(used in) investing activities	11,680	(80,730)

Cash flows from financing activities:
Proceeds from issuance of equity shares and shares pending allotment	13	27
Repayment of loans and borrowings	(130,557)	(177,672)
Proceeds from loans and borrowings	120,500	195,595
Payment of lease liabilities	(10,060)	(10,474)
Payment for contingent consideration	(1,294)	-
Interest and finance expenses paid	(10,456)	(8,689)
Payment of dividend	(5,218)	(62,750)
Payment of dividend to Non-controlling interest holders	(322)	-
Payment for buyback of equity shares, including tax and transaction cost	(145,173)	-

Net cash used in financing activities	(182,567)	(63,963)

Net increase/(decrease) in cash and cash equivalents during the year	5,329	24,733
Effect of exchange rate changes on cash and cash equivalents	(239)	290
Cash and cash equivalents at the beginning of the year	91,861	96,951

Cash and cash equivalents at the end of the year	96,951	121,974

By order of the Board,	For, Wipro Limited

Place: Bengaluru Date: April 16, 2025	Rishad A. Premji Chairman